H:\FRR\CHARLES\1ST\COAL\SEC\CCTSEC.DOC\1

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 22977
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2001





                                    CONTENTS


                                                                    Page

Statements of Transfer Fee Billings                                    1

Summary of Costs Incurred                                              2

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                       STATEMENTS OF TRANSFER FEE BILLINGS
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2001
                                      January 2001                    February 2001                      March 2001
                             -----------------------------    -----------------------------    -----------------------------
                                                  Billings                         Billings                         Billings
                             Tons         Fee     Amount      Tons        Fee      Amount      Tons         Fee     Amount
                             ----         ---     ------      ----        ---      ------      ----         ---     ------
                                       (per ton)  (000)                (per ton)   (000)                 (per ton)  (000)
SERVICE TO AFFILIATES

    Clifty Creek Plant . .      37,670   $1.30     $   49          -     $ -         $ -            -      $ -        $ -

    Mountaineer Plant. . .      22,841   $1.30         30        53,186  $1.30           69       75,644   $1.30          98

    Tanners Creek. . . . .      15,173   $1.30         20        24,983  $1.30           32         -      $ -          -

    Rockport Plant . . . .     707,031   $1.30        919       761,372  $1.30          990      912,787   $1.30       1,187

SERVICE TO NON-AFFILIATES      693,932   $0.81        565       481,299  $1.09          523      647,422   $0.90         580
-------------------------    ---------             ------     ---------              ------    ---------              ------

    TOTAL. . . . . . . . .   1,476,647             $1,583     1,320,840              $1,614    1,635,853              $1,865
                             =========             ======     =========              ======    =========              ======

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2001
                 ----------------------------------------------


                                                                    Three
                                                                    Months
                                 January    February     March      Ended
                                   2001       2001        2001     3/31/01
                                 -------    --------     -----     -------
                                              (in thousands)

Rents. . . . . . . . . . . . . . $  586     $  587      $  486     $1,659
Labor-UMW* . . . . . . . . . . .    257        192         211        660
Benefits-UMW*. . . . . . . . . .    157        169         249        575
Salaries and Benefits-Nonunion .     87        125         329        541
Material & Supplies. . . . . . .    111        118         118        347
Billed Services. . . . . . . . .     17         19          69        105
Taxes**. . . . . . . . . . . . .      2         51          51        104
Administrative and General . . .    129         95         173        397
Electricity. . . . . . . . . . .     69         76          71        216
Cost-of-Capital. . . . . . . . .     21         48          39        108
                                 ------     ------      ------     ------

          Total. . . . . . . . . $1,436     $1,480      $1,796     $4,712
                                 ======     ======      ======     ======

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in benefits.